EXHIBIT 99.2
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
     The following selected statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which give effect to the retrospective application of the adoption of the FASB Staff Position APB No. 14-1 Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement, or FSP APB 14-1. The following selected unaudited consolidated statement of operations data for the six months ended June 30, 2008 and June 30, 2009, and the selected unaudited consolidated balance sheet data as of June 30, 2009, have been derived from our unaudited condensed consolidated financial statements, which have been prepared on the same basis as our audited consolidated financial statements. Our audited financial statements and the accompanying notes and the unaudited condensed financial statements and the accompanying notes are included elsewhere in this current report on Form 6-K. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Operating and Financial Review and Prospects” included elsewhere in this current report on Form 6-K.
     Our selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from audited consolidated financial statements that are not included in this current report on Form 6-K.
     All audited financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results may not be indicative of our results for any future periods.

	Years Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
						(unaudited)	(unaudited)
	(In thousands of US$, except share and per share data, and operating data and percentages)
Statement of operations data:
Net revenues	$9,685	$18,324	$68,212	$302,798	$705,006	$383,820	$163,641
Net income (loss)	$1,457	$3,804	$(9,430)	$(175)	$(7,534)	$30,648	$12,887
Earnings (loss) per share:
Basic	$0.09	$0.25	$(0.50)	$(0.01)	$(0.24)	$1.10	$0.36
Diluted	$0.09	$0.25	$(0.50)	$(0.01)	$(0.24)	$1.05	$0.36
Shares used in computation:
Basic	15,427,995	15,427,995	18,986,498	27,283,305	31,566,503	27,738,862	35,692,919
Diluted	15,427,995	15,427,995	18,986,498	27,283,305	31,566,503	29,210,678	35,802,842

Other financial data:
Gross margin	33.2%	38.8%	18.1%	7.9%	10.1%	16.0%	11.7%
Operating margin	19.0%	28.5%	1.6%	(0.6)%	3.4%	11.3%	1.3%
Net margin	15.0%	20.8%	(13.8)%	(0.1)%	(1.1)%	8.0%	7.9%
Selected operating data:
Products sold (in MW)
— Standard solar modules	1.8	3.4	14.7	83.4	166.5	88.9	66.2
— Specialty solar modules and products	0.4	0.7	0.2	—	—	—	—

Total	2.2	4.1	14.9	83.4	166.5	88.9	66.2

Average selling price (in $ per watt)
— Standard solar modules	$3.62	$3.92	$3.97	$3.75	$4.23	$4.20	$2.47

	As of December 31,							As of June 30,
	2004	2005	2006	2007		2008		2009
	(In thousands of US$, except share data)
Balance Sheet Data:
Total assets	$6,145	$27,430	$129,634	$277,622		$570,654		$761,157
Net assets	$2,961	$6,967	$112,904	$134,501		$332,254		$348,484
Long-term debt	$—	$—	$—	$17,866		$45,357		$30,738
Convertible notes	$—	$3,387	$—	$59,885		$830		$848
Capital stock(1)	$211	$211	$97,302	$97,454		$395,154		$395,252
Number of shares outstanding(2)	15,427,995	15,427,995	27,270,000	27,320,389	(2)	35,686,313	(2)	35,723,043	(2)

(1)	Excluding long term debt and convertible notes.

(2)	Excluding 566,190, 58,250 and 58,250 restricted shares, which were subject to restrictions on voting and dividend rights and transferability, as of December 31, 2007, 2008 and June 30, 2009 respectively.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the audited financial statements and the accompanying notes and the unaudited condensed financial statements and the accompanying notes included elsewhere in this current report on Form 6-K. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of our annual report on Form 20-F filed on June 8, 2009, as amended on October 13, 2009, or our Form 20-F.
A. Operating Results
     The most significant factors that affect our financial performance and results of operations are:
•	government subsidies and availability of financing for solar projects;

•	industry and seasonal demand;

•	product pricing;

•	price of solar cells and wafers and silicon raw materials; and

•	foreign exchange.
     Government Subsidies and Availability of Financing for Solar Projects
     We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives and financing for solar projects. The cost of constructing and operating a solar power system substantially exceeds the cost of purchasing power provided by the electric utility grid in many locations at this time. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain, Italy, South Korea, the United States, Japan and China, have provided subsidies and economic incentives to reduce dependency on conventional sources of energy. These subsidies and incentives include rebates, tax credits, loan guarantees and other incentives to end users, distributors, system integrators and manufacturers of solar power products, to promote the use of solar energy in on-grid and, to a lesser extent, off-grid applications. The demand for our solar module products, in particular our standard solar modules, is affected significantly by these government subsidies and economic incentives. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — Revision, reduction or elimination of government subsidies and economic incentives for solar power could cause demand for our products and our revenues, profits and margins to decline” in our Form 20-F.
     Additionally, the current global economic crisis and limited availability of credit and liquidity could adversely impact our customers’ ability to finance the purchase of our products or to construct solar power projects, and we may also face collection problems with customers facing credit challenges either internally or in the event that their own customers or banking counterparties default, which would adversely affect our business and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — The execution of our growth strategy is dependent upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand for solar products, hamper our expansion and materially affect our results of operations” in our Form 20-F.
     In the past, we have been able to partially mitigate collection risk on accounts receivables through trade financing, accounts receivable insurance or security from customers in the form of letters of credit or liens against project assets. There is no guarantee that we will be able to use any of these mechanisms in all cases. For example, deterioration of the credit markets could render our customers and their accounts ineligible for receivables insurance. In the event that our customers cancel their orders or are unable to obtain financing, we may not be able to recoup prepayments made to suppliers in connection with our customers’ orders, which could have an adverse impact on our financial condition and results of operations.
     Industry and Seasonal Demand
     Our business and revenue growth depends on the demand for solar power. Although solar power technology has been used for several decades, the solar power market has grown significantly in the past several years. See “Item 4. Information on the Company — B. Business Overview” in our Form 20-F for a more detailed discussion of the factors driving the growth of the solar power industry and the challenges that it faces. In addition, industry demand is affected by seasonality. Demand for solar power tends to be lower in the winter, primarily because of adverse weather conditions, particularly in Germany, one of our key markets, which complicate the installation of solar power systems. For example, our sales to Germany slowed significantly in the fourth quarter of 2008 and the first quarter of 2009 due to low seasonal demand and shortfalls in the availability of debt financing, together with inventory clearing efforts by some solar module producers. However, demand from other key markets may offset seasonal fluctuations from time to time. For instance, high demand in the fourth quarter 2007 and the first quarter 2008 from Spain, a warm weather market, allowed us to achieve record sales quarters, despite a slowdown in German sales. We do not believe that we will experience a decline in demand in the fourth quarter of 2009 and the first quarter of 2010 as severe as the one the solar industry experienced in 2008. As governments around the world continue to approve subsidies that encourage the use of solar energy, we expect to be able to take advantage of the diversity of global markets to mitigate some of the effects of seasonality on our business results in the future.
     See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability” in our Form 20-F.
     Product Pricing
     We began selling our solar module products in March 2002 and we generated all of our net revenues in 2002 and 2003 from sales of specialty solar modules and products. We did not begin selling standard solar modules until 2004. In 2004, the sale of standard solar modules represented 72.5% of our net revenues. In 2005 and 2006, that percentage increased to 76.9% and 96.8%, respectively, excluding silicon materials sales. In 2007, approximately 96.0% of our solar module product net revenues consisted of standard solar module sales. We generated the remainder of our net revenues primarily from sales of silicon materials. In 2008, approximately 98.2% of our solar module product net revenues consisted of standard solar module sales, with the remainder consisting of sales of silicon materials. In the six months ended June 30, 2009, approximately 99.9% of our solar module product net revenues consisted of standard solar module sales, with the remainder consisting of sales of silicon materials.
     We have been pricing our standard solar modules based on the actual number of watts of electricity that they can generate. In 2009, we began pricing some of our standard solar modules based on the designed electricity-generating capacity of each standard solar module. Overall demand in the solar power industry affects the actual price per watt of our standard solar modules. We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and the costs of our solar wafers, cells and silicon raw materials. During the first few years of our operations, the average selling prices for standard solar modules rose year-to-year across the industry, primarily because of high demand. Correspondingly, the average selling price of our standard solar module products increased from $3.62 per watt in 2004 to $3.92 per watt in 2005 and $3.97 per watt in 2006, before dropping slightly to $3.75 per watt in 2007 due to temporary industry over-supply. Following a peak in the third quarter of 2008, the industry average selling prices of solar modules declined sharply beginning in the fourth quarter of 2008, as market demand declined sharply and competition increased due to the global financial crisis, the greater maturity of markets and increased manufacturing output. The average selling price of our standard solar module products was $3.30 per watt in the fourth quarter of 2008 and $2.47 per watt in the six months ended June 30, 2009.

     Price of Solar Cells and Wafers and Silicon Raw Materials
     We produce solar modules, which comprise an array of interconnected solar cells encased in a weatherproof frame, and products that use solar modules. Solar cells are the most important component for making solar modules. We currently make our solar cells from mono-crystalline wafers and multi-crystalline silicon wafers through multiple manufacturing steps, including surface texturization, diffusion, plasma-enhanced chemical vapor deposition and surface metallization. Solar wafers comprise the most important material for making solar cells. There presently exists an oversupply of solar cells and wafers as a result of increased capacity and decreased demand in the solar market. This exposes us to inventory write-downs. We have been renegotiating our supply agreements to adjust purchase prices based on prevailing market prices at the time we place each purchase order, and we wrote down inventory in the fourth quarter of 2008. If we are unable, on an ongoing basis, to continue to procure silicon, wafers and cells at prices that decline in line with solar module pricing, our revenues and margins could be adversely impacted, either due to relatively high costs compared to competitors, further write-downs of inventory, or both, and our market share could decline if competitors are able to offer better pricing than we can offer.
     Our flexible vertical integration strategy allows us to some extent to rely on our internal ingot-to-wafer and wafer-to-cell manufacturing capacity to exert greater stability and control over the costs of wafers and cells. This strategy can help to preserve our margins in a declining price environment. Currently, we secure a large percentage of our supply of solar wafers through purchasing from third parties, including entering into tolling arrangements. We also purchase limited quantities of solar cells directly from our suppliers.
     We believe that our current silicon raw material supply agreements, combined with internal capacity and outsourcing arrangements, will enable us to secure or manufacture solar cells and solar wafers sufficient for all of our estimated 2009 production output. We may still enter into long-term supply contracts and we plan to expand our in-house solar cell and wafer manufacturing capability. In the event of a future supply disruption or shortfall in silicon production, we cannot assure you that we will be able to secure sufficient quantities of solar wafers, cells and silicon raw materials to meet our increasing production demand.
     Suppliers of solar wafers and cells and silicon raw materials have typically required customers to make prepayments well in advance of shipment. While we also sometimes require our customers to make partial prepayments, there is typically a lag between the time of our prepayment for solar wafers, cells and silicon raw materials and the time when our customers make prepayments to us. Although for the foreseeable future our supply contracts should not contain prepayment terms, the purchase of solar wafers and cells and silicon raw materials through toll manufacturing arrangements has required, and will continue to require, us to make significant commitments of working capital beyond that generated from our cash flows from operations to support our estimated production output.
     Foreign Exchange
     We pay most of our expenses in Renminbi, which since July 2008 has generally fluctuated in tandem with the U.S. dollar, and in U.S. dollars. However, since 2007, most of our sales have been denominated in Euros. This creates a foreign exchange risk, which can impact our revenues and margins, in the event that the Euro depreciates against the U.S. dollar, as occurred in the second half of 2008. In 2008, we began to hedge our Euro exposure against the U.S. dollar using single put and call collars and forward contracts. We were able to mitigate a substantial portion, but not all, of our exchange rate losses for 2008 by hedging. We also reported an exchange rate gain in the six months ended June 30, 2009. We will continue to hedge our Euro exposure against the U.S. dollar in order to increase our foreign exchange visibility and limit losses. We also expect our U.S. dollar-denominated sales to increase in the remainder of 2009. Increasingly, however, banks are requiring collateral in order to enter into hedging contracts and expenses associated with purchasing currency options have increased. Due to increased volatility in the Euro-U.S. dollar exchange rate and decreased sales visibility caused by the current market environment, the effectiveness of our hedging program may diminish with respect to cost effectiveness, cash management, exchange rate visibility and downside protection.

     Overview of Financial Results
     We evaluate our business using a variety of key financial measures.
     Net Revenues
     We generate revenues primarily from the sale of solar module products, which consist of standard solar modules and specialty solar modules and products. Solar module products accounted for 87.6%, 96.0% and 98.2% of our net revenues in 2006, 2007 and 2008, respectively, and 98.1% and 99.9% of our net revenues for the six months ended June 30, 2008 and 2009, respectively. Since 2007, the resale of silicon has accounted for a small percentage of our total revenue because the competition to obtain silicon materials was much greater than in 2006. Since the fourth quarter of 2008, the solar industry has experienced an oversupply of silicon, and we believe that revenues from the resale of silicon materials in 2009 will be very small.
     In 2008, we had very limited wafer-to-module and cell-to-module tolling businesses, which entailed customers supplying solar wafers and/or solar cells to us and our fashioning these solar wafers and cells into solar modules in our facilities while charging a tolling fee to cover additional materials costs and generate revenue. Going forward, we believe that revenues from our tolling business will be insignificant compared to our overall net revenues. We are looking into providing those of our customers who sell solar systems with value-added services, including project finance, engineering, procurement and construction contracting, and investment activities. We believe this will help to improve our solar module market penetration in the future. The main factors affecting our net revenues include average selling prices per watt and unit volume shipped, which depend on product supply and demand. Our net revenues are net of business tax, value-added tax and returns and exchanges.
     A small number of customers have historically accounted for a major portion of our net revenues. In 2006, 2007 and 2008, and the six months ended June 30, 2008 and 2009, our top five customers during those periods collectively accounted for approximately 53.5%, 78.8%, 52.6%, 61.2% and 53.9%, respectively, of our net revenues, and sales to our largest customer in those periods accounted for 14.3%, 21.1%, 14.7%, 16.4% and 19.6% of our net revenues, respectively. Our four largest customers in 2007 continued to be four of our five largest customers in 2008 and only one largest customer in the six months ended June 30, 2008 continued to be one of our five largest customers in the six months ended June 30, 2009. Changes in our product mix and strategic marketing decisions have resulted in changes in our market concentration from period to period. The following table sets forth, for the periods indicated, certain information relating to our net revenues derived from our customers categorized by their geographic location for the periods indicated:

	Years Ended December 31,							Six Months Ended June 30,
	2006			2007		2008		2008		2009
				(In thousands of US$, except for percentages)
	Net Revenues		%	Net Revenues	%	Net Revenues	%	Net Revenues	%	Net Revenues	%
Europe	$51,981		76.2	$286,588	94.7	$631,147	89.5	$355,924	92.7	$102,937	62.9
Asia	14,200	(1)	20.8	13,605	4.5	41,571	5.9	15,522	4.0	41,883	25.6
America	2,031		3.0	2,605	0.8	32,288	4.6	12,374	3.3	18,821	11.5

Total net revenues	$68,212		100	$302,798	100	$705,006	100	$383,820	100	$163,641	100

(1)	$8.3 million of this amount was generated from a one-time silicon materials sale that took place in the fourth quarter of 2006.
     Cost of Revenues
     Our cost of revenues consists primarily of the costs of:
•	solar grade silicon materials;

•	solar wafers;

•	materials used in solar cell production, such as metallic pastes;

•	solar cells;

•	other materials for the production of solar modules such as glass, aluminum frames, EVA and polymer backsheets;

•	production labor, including salaries and benefits for manufacturing personnel;

•	warranty costs;

•	overhead, including utilities, production equipment maintenance, share-based compensation expenses for options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our PV products;

•	depreciation and amortization of manufacturing equipment and facilities, which have increased due to capacity expansion, and which are expected to increase as we continue to expand our manufacturing capabilities and construct additional facilities; and

•	inventory write-downs.
     Solar wafers and cells make up the major portion of our cost of revenues. Where we manufacture solar cells in our own manufacturing facility, the costs of the solar cells consist of: (i) the costs of purchasing solar wafers, (ii) labor costs incurred in manufacturing solar cells, (iii) the costs of other materials and utilities we use for manufacturing the solar cells and (iv) depreciation charges incurred for our solar cell manufacturing facility, equipment and building. In August 2008, we completed the first phase of our production facilities for ingot growth and wafer cutting in Luoyang and subsequently started to produce our own wafers made from either UMgSi or high purity silicon feedstock. We manufacture both monocrystalline and polycrystalline wafers and supply them to our own solar cell manufacturing facility that manufactures UMgSi cells for e-Modules and regular cells. However, we purchase some of the solar wafers and cells that we need directly from wafer and cell suppliers, as our internal wafer and cell production capacity is not sufficient to meet all of our needs.
     We also obtain some of our solar wafers and cells through toll manufacturing arrangements, under which we source and provide silicon feedstock to suppliers of ingots, wafers and cells. These suppliers convert these silicon raw materials into solar wafers and cells that we use for our production of solar modules. The costs of solar wafers and cells that we obtain through these toll manufacturing arrangements consist of: (i) the costs of purchasing silicon feedstock, (ii) labor costs incurred in inventory management, (iii) labor costs incurred in blending silicon feedstock as part of our silicon feedstock blending program and (iv) tolling fees charged by our suppliers under tolling arrangements. The payments we make to our suppliers for the solar wafers and cells and the payment our suppliers make to us for the silicon feedstock that we source are generally settled separately under these tolling arrangements. We do not include the payments we receive for providing silicon feedstock as part of these toll manufacturing arrangements in our net revenues.
     Our cost of revenues also includes warranty costs. We accrue 1.0% of our net revenues as warranty costs at the time revenues are recognized. Prior to June 30, 2009, our standard solar modules were typically sold with two-year warranties for defects in materials and workmanship. We have extended the terms of these warranties from two years to six year since June 2009. We also offer 10-year and 25-year warranties against declines of more than 10% and 20%, respectively, in the initial minimum power generation capacity at the time of delivery for our standard solar modules. Our specialty solar modules and products are typically sold with a one-year guarantee against defects and may, depending on the characteristics of the product, contain a limited warranty of up to 10 years against declines in the minimum power generation capacity specified at the time of delivery.
     Our cost of revenues has historically increased as we increased our net revenues. However, in late 2008, as a result of the global financial crisis, the demand for solar modules and the related cost of silicon materials and solar wafers and cells both decreased sharply. As a result, as of December 31, 2008, we had to make a significant write-down of our previously acquired inventories to market value. This write-down amounted to $23.3 million in 2008 and was included in our cost of revenue for 2008. We have made progress to date in renegotiating existing supply agreements with our long-term suppliers to adjust purchase prices based on prevailing market prices at the time we place each purchase order.
     Gross Profit/Gross Margin
     Our gross profit is affected by a number of factors, including the average selling prices for our products, our product mix and our ability to cost-effectively manage our supply chain.
     Our gross margin decreased from 18.1% in 2006 to 7.9% in 2007 but increased to 10.1% in 2008. The decrease from 2006 to 2007 was due primarily to the growth of our standard solar module products business. The decrease in gross margin was also attributable to the higher costs of solar cells and silicon materials and the reduced proportion of reclaimable silicon in relation to raw silicon as we continued to grow, and to a decrease in average selling prices for standard solar modules in the fourth quarter of 2006 and the first quarter of 2007 as a result of lower-than-anticipated market demand at that time. The increase in our gross margin from 2007 to 2008 was attributable to higher prices for standard solar modules in the first three quarters of 2008, coupled with a favorable Euro to U.S. dollar exchange rate over the same period. In the fourth quarter of 2008, module prices and our margins decreased due to a dramatic decrease in demand and an unfavorable Euro to U.S. dollar exchange rate.
     Our gross margin decreased from 16.0% for the six months ended June 30, 2008 to 11.7% for the six months ended June 30, 2009. The decrease in gross margin was due primarily to a decrease in the average selling prices of standard solar modules and higher costs of solar cell and silicon material inventories acquired in 2008 that were used in the six months ended June 30, 2009. We believe that after the consumption of those high-cost inventories during the third quarter of 2009, our gross margin could rebound from the current level as prevailing raw material costs and average selling prices could contribute to an improved gross profit spread. We also believe that we may be able to further improve our gross margins through cost savings through research and development and increased production of our in-house ingot-to-wafer and wafer-to-cell manufacturing capacity.
     Operating Expenses
     Our operating expenses include selling expenses, general and administrative expenses and research and development expenses. Our operating expenses have increased in recent years as our business grew. We expect this trend to continue as our net revenues grow in the future.
     Selling Expenses
     Selling expenses consist primarily of salaries, transportation and customs expenses for delivery of our products, sales commissions for sales agents, advertising and promotional and trade show expenses. Since the second quarter of 2006, selling expenses have included share-based compensation expenses for options and restricted shares granted to our sales and marketing personnel. As we expand our business, we will increase our sales and marketing efforts and target potential customers in selected industry sectors in response to evolving industry trends. We expect our selling expenses to increase in the near term as we increase our sales volume, hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of building a leading global brand. However, assuming our net revenues increase at the rate we expect, over time, we anticipate that our non-transportation selling expenses will decrease as a percentage of our net revenues while our transportation and customs expenses will increase alongside net revenues due to the cost of insurance and freight terms requested by our customers.
     General and Administrative Expenses
     General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees, insurance fees and allowances for doubtful debts. Since the second quarter of 2006, our general and administrative expenses have included share-based compensation expenses for options and restricted shares granted to our general and administrative personnel, directors and consultants. We expect our general and administrative expense to increase as we hire additional personnel, upgrade our information technology infrastructure and incur expenses necessary to fund the anticipated growth of our business. However, assuming our net revenues increase at the rate we anticipate, we expect that our general and administrative expenses will decrease as a percentage of our net revenues.
     Research and Development Expenses
     Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. Since the second quarter of 2006, our research and development activities have included share-based compensation expenses for options and restricted shares granted to our research and development employees. We expense our research and development costs as incurred. To date, our research and development expenses have been minor. They are primarily related to our continuous efforts to improve our solar cell and module manufacturing processes and are not separated from our cost of revenues.
     We expect to devote more efforts to research and development in the future and expect that our research and development expenses will increase as we hire additional research and development personnel, expand and diversify our products portfolio with innovative products, and devote more resources towards using new technologies and alternative materials to grow ingots, cut wafers and manufacture solar cells.
     Share-based Compensation Expenses
     Under our 2006 share incentive plan, we had outstanding a total of 1,978,030 options to purchase our common shares and 58,250 restricted shares as of June 30, 2009. For a description of the options and restricted shares granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share-based Remuneration — 2006 Share Incentive Plan” in our Form 20-F. Under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123R, we are required to recognize share-based compensation to employees as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.
     As required by SFAS 123R, we have made an estimate of expected forfeitures and are recognizing compensation costs only for those equity awards expected to vest. We estimate our forfeitures based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our forfeiture rates based on actual history. Our share option and restricted share compensation charges may change based on changes to our actual forfeitures.
     For each of the years ended December 31, 2007 and 2008, we recorded share-based compensation expenses of approximately $9.1 million. For the six months ended June 30, 2009, we recorded share-based compensation expenses of approximately $3.2 million, compared to approximately $4.5 million in the six months ended June 30, 2008. We have categorized these share-based compensation expenses in our (i) cost of revenues, (ii) selling expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the job functions of the grantees to whom we granted the options or restricted shares. The following table sets forth, for the periods indicated, the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Years Ended December 31,						Six Months Ended June 30,
	2006		2007		2008		2008		2009
	(In thousands of US$, except for percentages)
Share-based compensation expenses included in:
Cost of revenues	$169	2.8%	$274	3.0%	$350	3.8%	$179	3.9%	$228	7.2%
Selling expenses	1,945	31.7	2,287	25.1	1,060	11.7	764	16.9	395	12.5
General and administrative expenses	3,942	64.1	6,277	69.0	7,306	80.3	3,434	75.7	2,254	71.4
Research and development expenses	89	1.4	264	2.9	386	4.2	158	3.5	280	8.9

Total share-based compensation expenses	$6,145	100.0%	$9,102	100.0%	$9,102	100.0%	$4,535	100.0%	$3,157	100.0%

     We expect to incur additional share-based compensation as we expand our operations. For example, we anticipate that selling expenses will increase as we hire additional sales personnel to further expand our worldwide marketing activities in line with the expected growth of our operations.
     Interest Expenses
     Interest expenses consist primarily of interest expenses with respect to our short- and medium-term loans from Chinese commercial banks, non-cash charges on the convertible notes that we issued in 2006 to HSBC HAV2 (III) Limited, or HSBC, and JAFCO Asia Technology Fund II, or JAFCO, all of which were converted into common shares that same year, and the convertible notes we issued in 2007 privately to qualified institutional investors. In accordance with FSP APB 14-1, we recognized both the debt and equity components associated with the notes issued in 2007. The debt component was recognized at the fair value of a similar instrument that does not have an associated equity component, which initially amounted to $62.7 million. The equity component was recognized as the difference between the proceeds and the fair value of the debt component. Offering costs incurred for the issuance of the notes in 2007 amounted to $3.4 million, which were allocated to the debt and equity components in proportion to the allocation of the proceeds and were accounted for as debt issuance costs and equity issuance costs, respectively. The initial debt issuance costs amounted to $2.8 million. The debt discount (measured as the difference between the proceeds and the initial debt component plus debt issuance costs) is being amortized through interest expense over the period from December 10, 2007, the date of issuance, to December 24, 2012, the earliest redemption date, using the effective interest rate method, which was 11.4% for each of the years ended December 31, 2007 and 2008. We recorded nil and $1.2 million of amortization expense for the years ended December 31, 2007 and 2008, respectively, and $1.2 million and $17,325 for the six months ended June 30, 2008 and 2009, respectively.
     As a result of our offer on May 27, 2008 to increase the conversion rate of our 6% senior convertible notes, we announced an increased conversion rate of 53.6061 in accordance with the terms of the conversion offer and issued 3,966,841 common shares in exchange for $74 million in principal amount of the notes on June 27, 2008. We undertook this conversion offer in order to save interest costs and decrease our debt to equity ratio. Upon conversion, we saved a half year’s coupon interest on the $74 million of notes that were converted pursuant to the offer. In addition, upon the conversion of these convertible notes to common shares, $13.8 million in unamortized debt discount and debt issuance costs were reclassified to common shares.
     Gain on Foreign Currency Derivatives
     The gain on foreign currency derivatives recorded in our financial statements for 2008 and the six months ended June 30, 2009 was associated with economic hedging of the Euro against the U.S. dollar. Anticipating depreciation of the Euro against the U.S. dollar, we entered into a total of €103 million of collar transactions with a single put and call option with an investment bank, with settlement dates ranging from the fourth quarter of 2008 to the first quarter of 2009. The economic hedging policy was later expanded by the board and we entered into a total of €70 million of call forward contracts with an investment bank with settlement dates in the first half of 2009. During the six months ended June 30, 2009, we entered into an additional €80 million of call forward contracts with an investment bank and €30 million collar transactions with a commercial bank, with settlement dates in December

2009. During 2008, the gain on these foreign currency derivatives amounted to $14.5 million, which we recognized in our profit and loss account, while we recorded $7.0 million as a foreign currency derivative asset on our balance sheet as of December 31, 2008. During the six months ended June 30, 2009, the gain on these foreign currency derivatives amounted to $10.3 million, which we recognized in our profit and loss account. In comparison, we recorded $0.2 million as foreign currency derivative liabilities on the balance sheet as of June 30, 2009.
     Gain On Debt Extinguishment.
     We recorded a gain on debt extinguishment of $2.4 million for the six months ended June 30, 2008 compared to nil for the six months ended June 30, 2009. The gain on debt extinguishment for the six months ended June 30, 2008 represented the difference between the consideration attributed to the debt component and the sum of (i) the net carrying amount of the debt component and (ii) unamortized debt issuance costs due to the conversion of $74 million of 6% senior convertible notes in June 2008.
     Debt Conversion Inducement Expenses
     We recorded $10.2 million of debt conversion inducement expenses for the six months ended June 30, 2008 related to the conversion offer we made to the holders of our 6% senior convertible notes to induce those holders to convert their notes into common shares. We did not record any debt conversion inducement expenses for the six months ended June 30, 2009.
     Foreign Exchange Gain (Loss)
     Our foreign exchange gain decreased to $3.2 million for the six months ended June 30, 2009 from $7.7 million for the six months ended June 30, 2008, due to lower accounts receivable and lower appreciation range of the Euro in relation to the U.S. dollar for the six months ended June 30, 2009 compared to those for the six months ended June 30, 2008. We recorded a net currency exchange loss of $20.0 million for the year ended December 31, 2008, as compared to a net currency exchange gain of $2.7 million for the year ended December 31, 2007, due to the depreciation of the Euro in relation to the U.S. dollar since the first quarter of 2008. Our accounts receivable are mainly denominated in Euros, while the U.S. dollar is our functional and reporting currency.
     Income Tax Expense
     We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all of deferred tax assets will be realized.
     We are governed by the CBCA, a federal statute of Canada, are registered to carry on business in Ontario and are subject to both Canadian federal and Ontario provincial corporate income taxes. Our combined tax rates were 36.12%, 36.12%, 33.50% and 33.0% for the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2009, respectively.
     PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Our major operating subsidiaries, namely CSI Solartronics, CSI Manufacturing, CSI Cells, CSI Luoyang and CSI Advanced, are subject to taxation in China. Our subsidiary CSI Solartronics has been recognized as a “new and high technology enterprise” and thus is entitled to a favorable 15% enterprise income tax rate, subject to renewal every three years. However, CSI Manufacturing currently enjoys a reduced enterprise income tax rate of 12.5% only until the end of 2009, when its tax holiday expires. CSI Cells and CSI Luoyang are also subject to a reduced enterprise income tax rate of 12.5% until the end of 2011, when their tax holidays expire. CSI Advanced is exempt from tax this year and will thereafter be subject to an EIT rate of 12.5% until the end of 2012, at which time its tax holiday will expire as well. As the preferential tax benefits currently enjoyed by our PRC subsidiaries expire, their effective tax rates will increase significantly.

     The new EIT Law also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered PRC tax residents and will generally be subject to a uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations, the term “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining a company’s de facto management bodies. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the new EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate as to our global income.
     Under the new EIT Law and implementing regulations issued by the State Council, PRC withholding tax at the rate of 10% is generally applicable to interest and dividends payable to investors that are not “resident enterprises” in the PRC, to the extent that such interest or dividends have their sources within the PRC. We consider undistributed earnings of our PRC subsidiaries of approximately $63.6 million at June 30, 2009 to be indefinitely reinvested in China, and consequently we have made no provision for withholding taxes for those amounts.
     Critical Accounting Policies
     We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
     When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.
     Revenue Recognition
     We record sales of modules and silicon material when products are delivered and title has passed to the customers. We only recognize revenues when prices to the seller are fixed or determinable, and collectibility is reasonably assured. Revenues also include reimbursements of shipping and handling costs of products sold to customers. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.
     A majority of our contracts provide that products are shipped under free on board (FOB), ex-works or cost, insurance and freight (CIF) contractual terms. Under free on board (FOB) terms, we fulfill our obligation to deliver when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. Under ex-works terms, we fulfill our obligation to deliver when we have made the goods available at our premises to the customer. The customer bears all costs and risks involved in taking the goods from our premises to the desired destination. Under cost, insurance and freight (CIF) terms, we must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship’s rail in the port of shipment. Sales are recorded when the risk of loss or damage is transferred from us to the customers.
     We enter into toll manufacturing arrangements in which we receive wafers and return finished modules. We recognize a service fee as revenue when the processed modules are delivered.

     Warranty Cost
     Our solar modules and products are typically sold with up to a two-year guarantee for defects in materials and workmanship and 10-year and 25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. We have the right to repair or replace solar modules, at our option, under the terms of the warranty policy. We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors’ accrual history, industry-standard accelerated testing, estimates of failure rates from our quality review, and other assumptions that we believe to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, we will prospectively revise our accrual rate.
     Impairment of Long-lived Assets
     We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2006, 2007 and 2008, or the six months ended June 30, 2008 and 2009.
     Allowance for Doubtful Accounts
     We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We also purchased credit insurances for most of our accounts receivable with a recovery range from 70% to 90% of the invoices amount. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. As of December 31, 2007 and 2008 and June 30, 2009, our allowances for doubtful accounts amounted to $376,178, $5,605,983 and $5,090,595, respectively. We perform ongoing credit evaluations of the financial condition of our suppliers of solar cells, solar wafers and silicon raw materials. We generally do not require collateral or security against advances to suppliers, as they tend to be recurring supply partners. However, we maintained reserves for potential credit losses for advances to suppliers as of December 31, 2007 and 2008 and June 30, 2009, amounting to nil, $2,341,685 and $2,223,824, respectively.
     Inventories
     Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost of inventories consists of costs of direct materials, and where applicable, direct labor costs, tolling costs and any overhead that we incur in bringing the inventories to their present location and condition.
     Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated market value based on historical and forecast demand. The inventory write-downs were $274,947, $482,544 and $23,784,578 for the years ended December 31, 2006, 2007 and 2008, respectively. Changes in our inventory write-downs increased by $2,012,191 in the six months ended June 30, 2008 and decreased by $6,875,177 in the six months ended June 30, 2009. The inventory write-downs in 2008 resulted from of a write-down of inventory following the sharp fall in the market value of silicon materials in the fourth quarter of 2008. The decrease in inventory write-downs in the first half of 2009 was due primarily to the written-down inventories that were consumed and included in our cost of revenues in the first half of 2009.
     We outsource portions of our manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers.

     For those outsourcing arrangements in which the title is not transferred, we maintain such inventory on our balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer.
     For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) transfers to the third-party manufacturer, we are constructively obligated, through raw materials sales contracts and processed inventory purchase contracts that we have entered into simultaneously with third-party manufacturers, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in physical possession of the third-party manufacturer and cash is received, which is classified as advances from customers on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements, which require prepayment for repurchase of the processed inventory, are classified as advances to suppliers on the balance sheet. There is no right of offset for these arrangements and accordingly, advances from customers and advances to suppliers remain on the balance sheet until the processed inventory is repurchased.
     Income Taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.
     The Financial Accounting Standard Board, or FASB, issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
     We adopted the provisions of FIN 48 on January 1, 2007 and recognized a $612,199 increase in the liability for uncertain tax positions, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.
     Share-based compensation
     We account for share-based compensation in accordance with SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS 123R. SFAS 123R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Our option plans are described more fully in Note 18 to our consolidated financial statements included elsewhere in this current report on Form 6-K.
     Recently Issued Accounting Pronouncements:
     In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140.” The statement improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We will incorporate the requirements on January 1, 2010.
     In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” or SFAS 167, which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS 167 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS 167 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. SFAS 167 is effective for fiscal years beginning after November 15, 2009. We do not expect that the adoption of SFAS 167 will have an impact on our consolidated financial statements.
     In June 2009, the FASB issued SFAS No. 168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles,” or SFAS 168. SFAS 168 establishes the FASB Accounting Standards Codification, or Codification, which officially commenced on July 1, 2009, to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Effective July 1, 2009, we adopted SFAS 168 on our financial statement disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification.
     Results of Operations
     The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,						Six Months Ended June 30,
	2006		2007		2008		2008		2009
				(In thousands of US$, except percentages)
Net revenues	$68,212	100%	$302,798	100%	$705,006	100%	$383,820	100%	$163,641	100%
Cost of revenues	55,872	81.9	279,022	92.1	633,999	89.9	322,509	84.0	144,456	88.3

Gross profit	12,340	18.1	23,776	7.9	71,007	10.1	61,311	16.0	19,185	11.7

Operating expenses:
Selling expenses	2,908	4.3	7,531	2.5	10,608	1.5	5,357	1.4	5,110	3.1
General and administrative expenses	7,924	11.6	17,204	5.7	34,510	4.9	11,911	3.1	10,928	6.7
Research and development expenses	398	0.6	998	0.3	1,825	0.3	749	0.2	1,000	0.6

Total operating expenses	11,230	16.5	25,733	8.5	46,943	6.7	18,017	4.7	17,038	10.4

Income (loss) from operations	1,110	1.6	(1,957)	(0.6)	24,064	3.4	43,294	11.3	2,147	1.3
Other income (expenses):
Interest expenses	(2,194)	(3.2)	(2,311)	(0.8)	(12,201)	(1.7)	(6,332)	(1.6)	(4,167)	(2.5)
Interest income	363	0.5	562	0.2	3,531	0.5	161	0.0	3,412	2.1
Loss on change in fair value of derivatives related to convertible notes	(8,187)	(12.0)	—	—	—	—	—	—	—	—
Gain on debt extinguishment	—	—	—	—	2,430	0.3	2,430	0.6	—	—
Debt conversion inducement expenses	—	—	—	—	(10,170)	(1.4)	(10,170)	(2.6)	—	—
Gain on foreign currency derivatives	—	—	—	—	14,455	2.0	—	—	10,316	6.3
Foreign exchange gain (loss)	(481)	(0.7)	2,688	0.9	(19,989)	(2.8)	7,693	2.0	3,162	1.9
Other net	391	0.6	679	0.2	—	—	—	—	—	—

Income (loss) before taxes	(8,998)	(13.2)	(339)	(0.1)	2,120	0.3	37,076	9.7	14,870	9.1
Income tax benefit (expense)	(432)	(0.6)	164	—	(9,654)	(1.4)	(6,428)	(1.7)	(1,983)	(1.2)

Net income (loss)	$(9,430)	(13.8)	$(175)	(0.1)	$(7,534)	(1.1)	$30,648	8.0%	$12,887	7.9%

     Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008
     Net Revenues. Our net revenues decreased 57.4%, or $220.2 million, from $383.8 million for the six months ended June 30, 2008 to $163.6 million for the six months ended June 30, 2009. This decrease was primarily due to a decrease in the sales of our solar module products, from $376.5 million for the six months ended June 30, 2008 to $163.5 million for the six months ended June 30, 2009.
     The volume of our solar module products sold decreased from 88.9 MW for the six months ended June 30, 2008 to 66.2 MW for the six months ended June 30, 2009. This decrease was attributable to the decline in market demand caused by the global economic downturn. In addition, the average selling price of standard solar modules decreased from $4.20 per watt for the six months ended June 30, 2008 to $2.47 per watt for the six months ended June 30, 2009.
     Cost of Revenues. Our cost of revenues decreased 55.2%, or $178.1 million, from $322.5 million for the six months ended June 30, 2008 to $144.4 million for the six months ended June 30, 2009. This decrease was due primarily to the decrease in the volume of our sales of solar module products and the reduction in market prices of silicon materials such as wafers and cells. As a percentage of our total net revenues, cost of revenues increased from 84.0% for the six months ended June 30, 2008 to 88.3% for the six months ended June 30, 2009.
     Gross Profit. As a result of the foregoing, our gross profit decreased 68.7%, or $42.1 million, from $61.3 million for the six months ended June 30, 2008 to $19.2 million for the six months ended June 30, 2009. Our gross margin decreased from 16.0% for the six months ended June 30, 2008 to 11.7% for the six months ended June 30, 2009. The decrease in gross margin was due primarily to (i) the decrease in the average selling price of standard solar modules from $4.20 per watt for the six months ended June 30, 2008 to $2.40 per watt for the six months ended June 30, 2009, and (ii) higher costs of solar cell and silicon material inventories acquired in 2008 that were used in the six months ended June 30, 2009.
     Operating Expenses. Our operating expenses decreased 5.4%, or $1.0 million, from $18.0 million for the six months ended June 30, 2008 to $17.0 million for the six months ended June 30, 2009. This decrease was due primarily to decreases in selling expenses and general and administrative expenses, partially offset by an increase in our research and development expenses, as discussed below. Operating expenses as a percentage of our total net revenues increased from 4.7% for the six months ended June 30, 2008 to 10.4% for the six months ended June 30, 2009.
     Selling Expenses. Our selling expenses decreased 4.6%, or $0.2 million, from $5.3 million for the six months ended June 30, 2008 to $5.1 million for the six months ended June 30, 2009. This decrease was due primarily to lower export related fees and freight charges as a result of decreased sales volumes. Selling expenses as a percentage of our total net revenues increased from 1.4% for the six months ended June 30, 2008 to 3.1% for the six months ended June 30, 2009.
     General and Administrative Expenses. Our general and administrative expenses decreased 8.3%, or $1.0 million, from $11.9 million for the six months ended June 30, 2008 to $10.9 million for the six months ended June 30, 2009, primarily due to lower share-based compensation expenses. As a percentage of our total net revenues, general and administrative expenses increased from 3.1% for the six months ended June 30, 2008 to 6.7% for the six months ended June 30, 2009.
     Research and Development Expenses. Our research and development expenses increased 33.5%, or $0.3 million, from $0.7 million for the six months ended June 30, 2008 to $1.0 million for the six months ended June 30, 2009, primarily due to the opening of our high efficiency cell research center and increased research and development efforts. We expect our expenditures for research and development efforts to increase significantly in the remainder of 2009 as a result of our high efficiency cell research center, where we will develop technologies related to new types of cells and other future products.
     Interest Expense. Our interest expenses decreased 34.2%, or $2.2 million, from $6.3 million for the six months ended June 30, 2008 to $4.1 million for the six months ended June 30, 2009, due to the conversion of $74.0 million of our 6% senior convertible notes to our common shares in June 2008. Interest expense for the six months ended June 30, 2009 primarily arose from short and long-term bank loans to fund working capital purposes.
     Gain On Debt Extinguishment. We recorded a gain on debt extinguishment of $2.4 million for the six months ended June 30, 2008 compared to nil for the six months ended June 30, 2009. The gain on debt extinguishment for the six months ended June 30, 2008 represented the difference between the consideration attributed to the debt component and the sum of (i) the net carrying amount of the debt component and (ii) unamortized debt issuance costs due to the conversion of $74 million of 6% senior convertible notes in June 2008.
     Debt Conversion Inducement Expenses. We recorded $10.2 million of debt conversion inducement expenses for the six months ended June 30, 2008 related to the offer we made to the holders of our 6% senior convertible notes to induce those holders to convert notes into common shares. We did not incur any such expenses during the six months ended June 30, 2009.
     Gain On Foreign Currency Derivatives. We recorded a gain on foreign currency derivatives of $10.3 million for the six months ended June 30, 2009 compared to nil for the six months ended June 30, 2008, resulting from a gain on an economic hedge that we established on our Euro denominated accounts receivable, by means of foreign currency collars and forward contracts.
     Foreign Exchange Gain. Our foreign exchange gain decreased to $3.2 million for the six months ended June 30, 2009 from $7.7 million for the six months ended June 30, 2008. This decrease was due to lower accounts receivable and lower appreciation range of the Euro in relation to the U.S. dollar for the six months ended June 30, 2009 compared to those for the six months ended June 30, 2008. Our accounts receivable are mainly denominated in Euros, while the U.S. dollar is our functional and reporting currency.
     Income Tax Expense. Our income tax expense decreased 69.2%, or $4.4 million, from $6.4 million for the six months ended June 30, 2008 to $2.0 million for the six months ended June 30, 2009, primarily due to lower pre-tax income for the six months ended June 30, 2009.

     Net Income. As a result of the cumulative effect of the above factors, our net income decreased 58.0%, or $17.7 million, from $30.6 million for the six months ended June 30, 2008 to $12.9 million for the six months ended June 30, 2009.
     Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
     Net Revenues. Our total net revenues increased 133% from $302.8 million for the year ended December 31, 2007 to $705.0 million for the year ended December 31, 2008. The increase in net revenues was primarily due to increases in the sales of our solar module products, from $282.4 million for the year ended December 31, 2007 to $692.3 million for the year ended December 31, 2008.
     The volume of our solar module products sold increased from 83.4 MW for the year ended December 31, 2007 to 166.5 MW for the year ended December 31, 2008. The significant increase in the volume of our solar module products sold was attributable to strong demand from Spain and Germany, our two largest markets. Some of the demand from Spain was accelerated to qualify for a government incentive program that was scheduled to expire on September 30, 2008. In addition, the average selling price of standard solar modules increased from $3.75 per watt in 2007 to $4.23 per watt in 2008.
     Cost of Revenues. Our cost of revenues increased from $279.0 million in 2007 to $634.0 million in 2008. The increase in our cost of revenues was due primarily to the increase in the volume of our sales of solar module products. As a percentage of our total net revenues, cost of revenues decreased from 92.1% for the year ended December 31, 2007 to 89.9% for the year ended December 31, 2008.
     Gross Profit. As a result of the foregoing, our gross profit increased from $23.8 million for the year ended December 31, 2007 to $71.0 million for the year ended December 31, 2008. Our gross margin increased from 7.9% for the year ended December 31, 2007 to 10.1% for the year ended December 31, 2008. We achieved gross margins in excess of 15% for each of the first three quarters of 2008, but the inventory write-down and sales price reductions in the fourth quarter brought our gross margin for the entire year back down to 10.1%.
     Operating Expenses. Our operating expenses increased by 81.8% from $25.8 million for the year ended December 31, 2007 to $46.9 million for the year ended December 31, 2008. The increase in our operating expenses was due primarily to an increase in our general and administrative expenses and selling expenses, in line with our increased sales volume. The general and administrative expenses included a $7.4 million allowance for doubtful accounts. Operating expenses as a percentage of our total net revenues decreased from 8.5% for the year ended December 31, 2007 to 6.7% for the year ended December 31, 2008.
     Selling Expenses. Our selling expenses increased from $7.5 million for the year ended December 31, 2007 to $10.6 million for the year ended December 31, 2008. Selling expenses as a percentage of our total net revenues decreased from 2.5% for the year ended December 31, 2007 to 1.5% for the year ended December 31, 2008. The increase in our selling expenses was due primarily to increases in freight charges, advertising and promotion expenses and sales commissions.
     General and Administrative Expenses. Our general and administrative expenses increased by 100.6% from $17.2 million for the year ended December 31, 2007 to $34.5 million for the year ended December 31, 2008, primarily due to a significant increase in allowance for doubtful accounts, an increase in head count, depreciation and professional fees. As a percentage of our total net revenues, general and administrative expenses decreased from 5.7% for 2007 to 4.9% for 2008. The general and administrative expenses included a $7.4 million allowance for doubtful accounts as of December 31, 2008, as compared to $0.5 million as of December 31, 2007.
     Research and Development Expenses. Our research and development expenses increased from $1.0 million for the year ended December 31, 2007 to $1.8 million for the year ended December 31, 2008, due to increased efforts in the development of new products. We expect our expenditures for research and development efforts to increase significantly in 2009 as we have set up a solar cell research laboratory where we will undertake technology development related to future product offerings.

     Interest Expenses. Our interest expenses increased from $2.3 million for the year ended December 31, 2007 to $12.2 million for the year ended December 31, 2008. The interest expenses for the year ended December 31, 2008 were in connection with short and long-term bank loans, interest and amortization of debt discount on our convertible notes and interest on a short-term loan from Dr. Shawn Qu. We believe that we will continue to enter into new commercial bank loans to further expand our business in 2009, and we expect that our interest expenses will increase as a result.
     Gain On Debt Extinguishment. We recorded a gain on debt extinguishment of $2.4 million for the year ended December 31, 2008 compared to nil for the year ended December 31, 2007. The gain on debt extinguishment for the year ended December 31, 2008 represented the difference between the consideration attributed to the debt component and the sum of (i) the net carrying amount of the debt component and (ii) unamortized debt issuance costs due to the conversion of $74 million of 6% senior convertible notes in June 2008.
     Debt Conversion Inducement Expenses We recorded $10.2 million of debt conversion inducement expenses for the year ended December 31, 2008 related to the conversion offer we made to the holders of our 6% Senior Convertible Notes to induce those holders to convert their notes into common shares.
     Gain On Foreign Currency Derivatives. We recorded a gain on foreign currency derivatives of $14.5 million for the year ended December 31, 2008 compared to nil for the year ended December 31, 2007. This represented a gain resulting on an economic hedge that we established on our Euro denominated accounts receivable through foreign currency collars and forward contracts.
     Foreign Exchange Gain (Loss). We recorded a net currency exchange loss of $20.0 million for the year ended December 31, 2008, compared to a net currency exchange gain of $2.7 million for the year ended December 31, 2007, due to the depreciation of the Euro in relation to the U.S. dollar and our accounts receivable are mainly denominated in Euros, while the U.S. dollar is our functional and reporting currency.
     Income Tax Benefit (Expense). Our income tax expense was $9.7 million for the year ended December 31, 2008, compared to a benefit of $0.2 million for the year ended December 31, 2007, in part due to a significant increase in unrecognized tax benefits under FIN 48, relating to transfer pricing.
     Net Loss. As a result of the cumulative effect of the above factors, we recorded a $7.5 million net loss for the year ended December 31, 2008, compared to a $0.2 million net loss for the year ended December 31, 2007.
     Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Net Revenues. Our total net revenues increased 344% from $68.2 million for the year ended December 31, 2006 to $302.8 million for the year ended December 31, 2007. The significant increase in net revenues was primarily generated from an increase in the sale of our solar module products from $59.8 million for the year ended December 31, 2006 to $282 million for the year ended December 31, 2007. As a percentage of total revenues, solar module product sales increased from 88% to 93%, with remaining revenue figures attributable to OEM/tolling and third-party silicon material sales.
     The volume of our solar module products sold increased from 14.9 MW for the year ended December 31, 2006 to 83.4 MW for the year ended December 31, 2007. The significant increase in the volume of our solar module products sold was driven by several factors, including favorable incentive programs that stimulated demand for our products in our main target markets of Germany, Spain and Italy, establishment of customer relationships with several large solar integrators in our target markets and an increase in module production capacity to fulfill this demand.
     Cost of Revenues. Our cost of revenues increased from $55.9 million in 2006 to $279 million in 2007. The increase in our cost of revenues was due primarily to a significant increase in the quantity of silicon, solar wafers and solar cells needed to produce an increased output of our standard solar modules and the rising prices of silicon feedstock and solar wafers and cells arising from the industry-wide shortage of high-purity silicon. As a percentage of our total net revenues, cost of revenues increased from 81.9% for the year ended December 31, 2006 to 92.1% for the year ended December 31, 2007.
     Gross Profit. As a result of the foregoing, our gross profit increased from $12.3 million for the year ended December 31, 2006 to $23.8 million for the year ended December 31, 2007. Our gross margin decreased from 18.1% for the year ended December 31, 2006 to 7.9% for the year ended December 31, 2007. The decrease in gross margin was due primarily to the rising prices of silicon feedstock, solar wafers and solar cells arising from the industry-wide shortage of high-purity silicon and a decrease in average selling prices for our solar module products.
     Operating Expenses. Our operating expenses increased by 130% from $11.2 million for the year ended December 31, 2006 to $25.8 million for the year ended December 31, 2007. The increase in our operating expenses was due primarily to an increase in our general and administrative expenses and selling expenses, a result of our corresponding net revenue increase of 344% from the previous year. Operating expenses as a percentage of our total net revenue decreased from 16.5% for the year ended December 31, 2006 to 8.5% for the year ended December 31, 2007.
     Selling Expenses. Our selling expenses increased from $2.9 million for the year ended December 31, 2006 to $7.5 million for the year ended December 31, 2007. Selling expenses as a percentage of our total net revenues decreased from 4.3% for the year ended December 31, 2006 to 2.5% for the year ended December 31, 2007. The increase in our selling expenses was due primarily to (i) the increase in share-based compensation expenses that we incurred in connection with our grant of share options and restricted shares to sales and marketing personnel, (ii) the increase in freight charges and export processing fees caused by our increasing use of cost, insurance and freight sales terms in 2007 comparing to mostly free-on-board or ex-work sales terms in 2006 and (iii) an increase in salaries and benefits as we hired additional sales personnel to handle our increased sales volume.
     General and Administrative Expenses. Our general and administrative expenses increased by 117.7% from $7.9 million for the year ended December 31, 2006 to $17.2 million for the year ended December 31, 2007, primarily due to (i) the increase in share-based compensation expenses that we incurred in connection with our grant of share options and restricted shares to general and administrative employees and (ii) increases in salaries and benefits for our administrative and finance personnel as we hired additional personnel in connection with the growth of our business. As a percentage of our total net revenues, general and administrative expenses decreased from 11.6% for 2006 to 5.7% for 2007, primarily as a result of the greater economies of scale that we achieved in 2007.
     Research and Development Expenses. Our research and development expenses increased significantly from $0.4 million for the year ended December 31, 2006 to $1.0 million for the year ended December 31, 2007, due to increased efforts to develop new products and improve our technology.
     Interest Expenses. We incurred interest expenses of approximately $2.2 million for the year ended December 31, 2006, compared to $2.3 million for the year ended December 31, 2007. The interest expenses of $2.2 million for the year ended December 31, 2006 were in connection with (i) the convertible notes that we sold to HSBC and JAFCO in November 2005 and March 2006 and which were outstanding before July 1, 2006, (ii) non-cash amortization of discount on debts in relation to the convertible notes issued to HSBC and JAFCO and (iii) interest payable for our various short-term borrowings before our initial public offering in November 2006. The convertible notes were converted on July 1, 2006. As we grew our business, we entered into additional commercial bank loans and issued new convertible notes in 2007.
     Foreign Exchange Gain (Loss). We recorded a net currency exchange gain of $2.7 million for the year ended December 31, 2007, compared to a net currency exchange loss of $0.5 million for the year ended December 31, 2006 due to the appreciation of the Euro against the U.S. dollar. Our accounts receivable are mainly denominated in Euros, while the U.S. dollar is our functional and reporting currency.
     Income Tax Benefit (Expense). Our income tax expense was $0.4 million for the year ended December 31, 2006, compared to a benefit of $0.2 million for the year ended December 31, 2007, in part due to the tax benefit from the amortization of an increase in deferred tax assets associated with expenses related to our initial public offering and convertible note offering in December 2007, based on Canadian tax regulations.

     Net Loss. As a result of the cumulative effect of the above factors, we recorded net loss of $0.2 million for the year ended December 31, 2007, compared to a $9.4 million net loss for the year ended December 31, 2006.
B. Liquidity and Capital Resources
     Cash Flows and Working Capital
     In 2008 and the for six months ended June 30, 2009, we financed our operations primarily through cash flows from operations and short and long-term borrowings. As of June 30, 2009, we had $86.8 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits.
     As of June 30, 2009, our bank lines had an aggregate capacity of $293.0 million. As of June 30, 2009, approximately $30.7 million of long-term borrowings, of which $14.6 million was secured by our plant and equipment, and $145.6 million of short-term borrowings, of which $26.1 million was secured by our land and buildings, $14.6 million was secured by our plant and equipment, and $4.1 million was secured by cash deposits, were drawn under the bank lines. The long-term borrowings mature at various days during 2010, 2011 and 2014 and bear interest at rates of between 0% and 7.56% per annum. The short-term borrowings mature at various times during 2009 and 2010 and bear interest at rates of between 1.11% and 7.56% per annum. Our bank lines contain no specific extension terms but we have historically been able to obtain new short-term loans on terms similar to those of the maturing short term loans shortly before they mature. As of June 30, 2009, $116.7 million of short-term borrowings with terms of less than one year were available for drawdown under the bank lines at interest rates to be negotiated by the parties. As of June 30, 2009, no long-term borrowings remained available under the bank lines.
     We have significant working capital requirements due to our high sales volume and inventory levels and extended payment terms for our accounts receivable. Although our total advances to suppliers, including both short-term and long-term advances, decreased from $67.7 million as of December 31, 2008 to $63.2 million as of June 30, 2009, working capital and financing for the purchase of silicon feedstock remain critical to the growth of our business. While we also require some of our customers to make prepayments, there is typically a lag between the time of our prepayment for solar wafers and cells and silicon raw materials and the time that our customers make prepayments.
     We expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to increase as our net revenues increase. We require prepayments in cash of between 10% and 30% of the purchase price from some of our customers, and require many of them to pay the balance of the purchase price by letters of credit at sight or 30 days prior to delivery. In some cases, we extend short-term credit to customers after delivery. The prepayments are recorded as current liabilities under advances from customers, and amounted to $3.6 million as of December 31, 2008 and $4.1 million as of June 30, 2009. Until the letters of credit are drawn in accordance with their terms, or we collect sales credit, the balance of the purchase price is recorded as accounts receivable.
     As market demand changes and we continue to diversify our geographical markets, we have increased and may continue to increase credit term sales to creditworthy customers after carefully reviewing their credit standings and our obtaining export credit insurance from the China Export Credit Insurance Corporation. Inventories have increased significantly due to the rapid growth of our operations and business. In addition, lower than anticipated sales volumes in the fourth quarter of 2008 and the first quarter of 2009 caused us to carry some of our inventories for a longer than usual period.
     Allowance for doubtful accounts for accounts receivable was $5.6 million as of December 31, 2008 and $5.1 million as of June 30, 2009. Allowance for doubtful accounts for accounts receivable primarily represented specific allowances made for major customers and suppliers from whom recoverability was in doubt because they had defaulted on payment and had no firm repayment schedule or collateral. We have typically reduced our allowance for doubtful accounts by purchasing credit insurance for most of these accounts receivables. As a result, we only need to make allowance for doubtful accounts for accounts receivable in the range of 10% to 30% of the outstanding balances.

     The following table sets forth a summary of our cash flows for the periods indicated:

				Six-months Ended
	Years Ended December 31,			June 30,
	2006	2007	2008	2008	2009
	(In thousands of US$)
Net cash provided by (used in) operating activities	$(46,276)	$(80,224)	$3,193	$(28,568)	$(12,693)
Net cash used in investing activities	(7,770)	(42,483)	(125,762)	(55,066)	(157,603)
Net cash provided by financing activities	88,307	124,828	201,356	109,128	141,436
Net increase (decrease) in cash and cash equivalents	34,631	(3,244)	77,994	27,471	(28,829)
Cash and cash equivalents at the beginning of the year	6,280	40,911	37,667	37,667	115,661
Cash and cash equivalents at the end of the year	40,911	37,667	115,661	65,138	86,832
     Operating Activities
     Net cash used in operating activities was $12.7 million for the six months ended June 30, 2009, due primarily to a $63.6 million increase in accounts receivable, a $8.0 million increase in inventories and a $4.8 million increase in prepaid expenses and other current assets, partially offset by a $29.6 million increase in accounts payable and a $4.7 million decrease in advances to suppliers. The increases in accounts receivable, inventories and prepaid expenses were due primarily to longer payment terms for accounts receivable from our customers, increased inventories for our sales in the third quarter of 2009 and increased custom duty guarantee deposits that we were required to make for our exported products.
     Net cash used in operating activities was $28.6 million for the six months ended June 30, 2008, due primarily to a $80.9 million increase in accounts receivable, a $16.7 million increase in inventories and a $4.1 million increase in value added tax recoverables, partially offset by a $9.8 million increase in other current liabilities and a $8.8 million increase in advances from customers. The increases in accounts receivable, inventories and value added tax recoverables were due primarily to our increased sales volume and increased raw materials purchased.
     Net cash used in operating activities of $80.2 million in 2007 changed sharply to net cash provided by operating activities of $3.2 million in 2008, due in part to a decrease in accounts receivable, cash received from derivatives and an increase in accounts payable, partially offset by increases in advances to suppliers, inventories and prepayment of land use rights. Net cash used in operating activities increased from $46.3 million in 2006 to $80.2 million in 2007, primarily due to increases in advance payments to suppliers of solar wafers as well as the rapid growth of our solar module operation and business.
     Investing Activities
     Net cash used in investing activities was $157.6 million for the six months ended June 30, 2009, due to a $137.9 million increase in restricted cash and our $19.7 million purchase of property, plant and equipment. The increase in restricted cash was due to an interest rate arbitrage arrangement that required a cash deposit, and our purchase of property, plant and equipment was related to the expansion of our module and cell production capacities and our research and development facilities.
     Net cash used in investing activities was $55.1 million for the six months ended June 30, 2008, due to our $37.6 million purchase of property, plant and equipment and a $17.5 million increase in restricted cash. These increases were due to our increased capital expenditures to expand the production capacity of our ingot, wafer, module and cell production facilities.
     Net cash used in investing activities increased from $42.5 million in 2007 to $125.8 million in 2008, primarily due to our expansion of ingot, wafer and module production capacity and acquisition of equity investments. Net cash used in investing activities increased from $7.8 million in 2006 to $42.5 million in 2007, primarily due to our expansion of module production capacity and our expansion into internal solar cell manufacturing, a higher capital expenditure business.

     Financing Activities
     Net cash provided by financing activities was $141.4 million for the six months ended June 30, 2009, primarily as a result of proceeds of $187.1 million from short-term borrowings and $14.6 million from long-term borrowings, partially offset by our repayment of $60.4 million of short-term borrowings.
     Net cash provided by financing activities was $109.1 million for the six months ended June 30, 2008, primarily as a result of proceeds of $104.9 million from short-term borrowings, $30.0 million from related party borrowings and $29.4 million from long-term borrowings, partially offset by our repayment of $56.6 million of short-term borrowings.
     Net cash provided by financing activities increased from $124.8 million in 2007 to $201.4 million in 2008, primarily as a result of proceeds from our follow-on public offering of common shares in July 2008 and from long and short-term bank borrowings. Net cash provided by financing activities increased from $88.3 million in 2006 to $124.8 million in 2007, primarily as a result of the proceeds from our issuance of $75.0 million principal amount convertible notes in December 2007 and short-term borrowings.
     We believe that our current cash and cash equivalents, anticipated cash flow from operations and available credit lines from commercial banks will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The availability of commercial loans from Chinese commercial banks may also be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or access to additional capital through bank borrowings are insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.
     The sale of additional equity securities, including convertible debt securities, would dilute our shareholders’ interests. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may be materially adversely affected.
     Capital Expenditures
     We made capital expenditures of $7.1 million, $42.0 million and $104.8 million in 2006, 2007 and 2008, respectively, and $37.6 million and $19.7 million in the six months ended June 30, 2008 and 2009, respectively. Our capital expenditures were used primarily to expand our facilities and purchase equipment to expand our assembly lines for the production of solar modules, and to build facilities and purchase equipment to commence our solar ingot and wafer production and to expand our solar cell production and our research and development center. As of December 31, 2008, we have a total capital commitment of $55.7 million.
     Restricted Net Assets
     Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves which include a general reserve and a staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by our board of directors. The general reserve is used to offset future extraordinary losses.
     Our PRC subsidiaries may, upon a resolution of the board of directors, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the PRC subsidiaries. These reserves represent appropriations of the retained earnings determined under PRC law. In addition to the general reserve, our PRC subsidiaries are required to obtain approval from the local government authorities prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $51.6 million, $82.4 million and $178.3 million as of December 31, 2006, 2007 and 2008, respectively, and $179.1 million as of June 30, 2009.
C. Research and Development
     We significantly expanded our research and development activities in 2008 and in the first half of 2009. We opened two new research and development centers with state-of-the-art equipment in 2008 and 2009, our solar cell research center and our photovoltaic reliability testing center. The solar cell research center is focused on the development of new high efficiency solar cells and low cost, high efficiency cell technology. The photovoltaic reliability testing center is focused on PV module and components testing and qualification as well as performance and reliability testing, tracking and analysis. As of June 30, 2009, we had 36 employees in research, product development and engineering.
     Our research and development activities have generally emphasized the following areas:
•	developing new methods and equipment for analysis and quality control of incoming materials (such as polysilicon/solar grade UMgSi silicon, wafers and cells);

•	developing new technologies in ingot growth, wafer cutting, cell processing and module manufacturing that make use of low-cost alternative silicon materials such as solar grade silicon;

•	improving the conversion efficiency of solar cells and developing new cell structures and technologies for high conversion efficiency;

•	improving the manufacturing yield and reliability of solar modules and reducing manufacturing costs;

•	testing, data tracking and analysis for module performance and reliability;

•	designing and developing more efficient specialty solar modules and products to meet customer requirements; and

•	silicon reclamation technologies which allow the manufacturing of solar cells using low-cost silicon feedstock.
     Our research and development team, led by Dr. Shawn Qu, our founder, chairman, president and chief executive officer, Mr. Genmao Chen, our director of research and development, Dr. Lingjun Zhang, our general manager of CSI Cells, and Mr. Chengbai Zhou, our principal technical fellow for solar modules, has extensive experience in the solar power industry. Our research and development team works closely with our manufacturing team and our suppliers, partners and our customers. We have also established collaborative research and development relationships with a number of companies, universities and research institutes, including DuPont, Shanghai Jiaotong University and the University of Toronto.
     Going forward, we will focus on the following research and development initiatives that we believe will enhance our competitiveness:
     Solar grade silicon materials technologies and high efficiency cell technologies. We began the mass production of solar grade silicon crystalline modules, namely e-Modules, in April 2008, and have been working on improving new technologies in ingot, wafer, cell and module manufacturing using solar grade silicon. We made significant progress in this area recently, and the production average efficiency for solar grade crystalline cell has increased to 15.0% as of the second quarter of 2009 from 13.3% as of mid-2008. With our continuous efforts to optimize solar grade silicon material preparation, ingot growth and wafer cutting, as well as cell processing, we anticipate additional increases in our solar grade silicon cell efficiency, and expect that with our new solar grade silicon cell design, our solar grade silicon cells could reach a conversion efficiency close to that of conventional multi-crystalline cells in the future. Meanwhile, by using our advanced solar cell pilot line and cell analysis equipment, we are working to improve regular polysilicon cell efficiency, production yield and to develop new high efficiency cell structures.
     Solar module manufacturing technologies. With the opening of our Photovoltaic Reliability Testing Center, we intend to focus on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield, efficiency, performance and durability.
     Product development of specialty solar modules and products. We are expanding our product development capabilities for specialty solar modules and products to position ourselves for the expected growth in this area of the solar power market. For example, we are collaborating with a research institute in China to develop a concentrator module technology and a glass curtain wall company based in China to develop BIPV technology. In 2008, we completed a BIPV project in our Luoyang plant. We also supplied BIPV modules and other BIPV related design elements for a project for the Beijing Olympic Games.
     Power system integration and solar application products. We recently began to explore power system integration products and expanded our research and development efforts in solar application products. We plan to hire additional engineering staff and increase investment in these areas.
     Silicon reclamation technologies. We intend to continue to work on technological improvements to increase the efficiency of our silicon reclamation program, including increasing scrap silicon recovery yields. We are developing new technologies and designing equipment for refining certain scrap silicon materials and expanding on the types of materials that can be utilized to manufacture solar cells.
D. Trend Information
     Other than as disclosed elsewhere in this current report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance Sheet Arrangements
     We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have a variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
     Contractual Obligations and Commercial Commitments
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of US$)
Short-term debt obligations	$110,665	$110,665	$—	$—	$—
Interest related to short-term debt(1)	2,366	2,366	—	—	—
Operating lease obligations	1,647	930	562	60	95
Purchase obligations(2)	4,613,134	352,049	1,393,142	1,513,056	1,354,887
Convertible notes(3)	1,540	60	120	120	1,240
Other long-term borrowing(4)	45,357	—	45,357	—	—

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of US$)
Interest related to long-term debt(5)	6,025	3,279	2,746	—	—

Total	$4,780,734	$469,349	$1,441,927	$1,513,236	$1,356,222

(1)	Interest rates range from 2.63% to 7.47% per annum for short-term debt.

(2)	Includes commitments to purchase production equipment in the amount of $55.7 million and commitments to purchase solar cells and silicon raw materials in the amount of $4,557.4 million.

(3)	Assumes redemption of $1.0 million aggregate principal amount of 6.0% convertible senior notes due December 15, 2017. Assumes none of the convertible senior notes have been converted into ordinary shares. The holders of our convertible senior notes may require us to repurchase the convertible senior notes as early as December 2012. This figure also includes interest payable totaling $540,000 until December 5, 2017.

(4)	The other long-term borrowing mainly consists of the following items: (i) commercial loans with China’s Bank of Communication — these loans total $14.6 million, are secured and cover a two-and-a-half-year expansion plan (funds are available at various stages and with different terms and rates); and (ii) commercial loans with Bank of China — these loans total $29.3 million, are secured and cover a three-year expansion plan (funds are available at various stages and with different terms and rates).

(5)	Interest rates range from 7.29% to 7.56% per annum for long-term borrowings.
     The above table excludes income tax liabilities of $8.7 million recorded in accordance with FIN 48 because we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of these tax positions. For additional information on FIN 48, see the notes to our consolidated financial statements, included herein.
     Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2008.
G. Safe Harbor
     Our Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties.
     Known and unknown risks, uncertainties and other factors, may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” in our Form 20-F for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of our Form 20-F may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement.
     In some cases, the forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar power;

•	our beliefs regarding the future shortage or availability of the supply of high-purity silicon;

•	our beliefs regarding the acceleration of adoption of solar power technologies and the continued growth in the solar power industry;

•	our beliefs regarding the competitiveness of our solar module products;

•	our expectations with respect to increased revenue growth and improved profitability;

•	our expectations regarding the benefits to be derived from our supply chain management and vertical integration manufacturing strategy;

•	our beliefs and expectations regarding the use of UMgSi and solar power products made of this material;

•	our ability to continue developing our in-house solar components production capabilities and our expectations regarding the timing and production capacity of our internal manufacturing programs;

•	our beliefs regarding our securing adequate silicon and solar cell requirements to support our solar module production;

•	our beliefs regarding the effects of environmental regulation;

•	our beliefs regarding the changing competitive arena in the solar power industry;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.
     Our Form 20-F also contains data related to the solar power market in several countries. These market data, including market data from Solarbuzz, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common shares. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.